09045219

JM

Johnson Matthey

SUPPL

December 30, 2008

SEC Mail Processing
Section

JAN 26 2009

Washington, DC
111

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666384
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**01 Dec 2008**
2.	**Total Voting Rights**	**01 Dec 2008**
3.	**Block Listing Six Monthly Return**	**09 Dec 2008**
4.	**Notification of Transactions of Directors/Persons**	**18 Dec 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
FEB 02 2009
THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dw 1/29

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr I C Strachan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Mr I C Strachan

8. State the nature of the transaction:

   Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

   5,800

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£8.57

14. Date and place of transaction:

28 November 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

6,800

16. Date issuer informed of transaction:

1 December 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
1 December 2008

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey Plc advises that, as at 30 November 2008, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,997,877 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey Plc ordinary shares with voting rights is 214,675,736.

The above figure 214,675,736 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey Plc under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 December 2008

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	09:21 09-Dec-08
Number	7771J09

JM Johnson Matthey

RNS Number : 7771J
Johnson Matthey PLC
09 December 2008

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8 December 2008

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 June 2008	To:	30 November 2008
Balance under scheme from previous return:		1,771		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		1,771		
Number and *class* of *securities* originally listed		61,677 - 3 October 2003		

and the date of admission	
Total number of *securities* in issue at the end of the period	214,675,736 (excluding treasury shares)

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY

Simon Farrrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8 December 2008

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 June 2008	To:	30 November 2008
Balance under scheme from previous return:		901,444		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last		0		

return:	
Number of *securities* issued/allotted under scheme during period:	0
Balance under scheme not yet issued/allotted at end of period	901,444
Number and *class* of *securities* originally listed and the date of admission	1,200,000 - 2 October 2003
Total number of *securities* in issue at the end of the period	214,675,736 (excluding treasury shares)

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY

Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8 December 2008

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 June 2008	To:	30 November 2008

Balance under scheme from previous return:	91,825
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of *securities* issued/allotted under scheme during period:	0
Balance under scheme not yet issued/allotted at end of period	91,825
Number and *class* of *securities* originally listed and the date of admission	1,000,000 - 12 June 1996 786,000 - 3 October 2003
Total number of *securities* in issue at the end of the period	214,675,736 (excluding treasury shares)

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY

Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8 December 2008

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 June 2008	To:	30 November 2008
Balance under scheme from previous return:		340,188		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		340,188		
Number and *class* of *securities* originally listed and the date of admission		3,000,000 - 12 June1996 3,344,000 - 3 October 2003		
Total number of *securities* in issue at the end of the period		214,675,736 (excluding treasury shares)		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY

Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	36
P N Hawker	36

D W Morgan	36
L C Pentz	33
J N Sheldrick	36
S Farrant	36
W F Sandford	36
I F Stephenson	36
N Whitley	36

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£10.5867

14. Date and place of transaction:

17 December 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,108
P N Hawker	15,939
D W Morgan	43,794
L C Pentz	19,282
J N Sheldrick	119,541

16. Date issuer informed of transaction:

18 December 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
18 December 2008

END